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                                                                     EXHIBIT 2.2

                      UNITED STATES BANKRUPTCY COURT    FILED
                         WESTERN DISTRICT OF TEXAS      March 18 2002
                           SAN ANTONIO DIVISION         U.S. BANKRUPTCY COURT
                                                        BY  /s/ illegible DEPUTY
                                                           ---------------------

IN RE:                              ss.
                                    ss.  CASE NO. 01-53433-K
MOONEY AIRCRAFT CORPORATION,        ss.
                                    ss.
                  DEBTOR.           ss.  Chapter 11

         ORDER UNDER 11 U.S.C. ss.ss. 105(a), 363, 365 AND 1146(c), AND
        FED. R. BANKR. P. 2002, 6004, 6006 AND 9014, (A) APPROVING ASSET
       PURCHASE AGREEMENT; (B) AUTHORIZING THE SALE OF CERTAIN OF DEBTOR'S
          ASSETS FREE AND CLEAR OF LIENS, CLAIMS AND ENCUMBRANCES, (C)
         AUTHORIZING THE ASSUMPTION AND ASSIGNMENT OF CERTAIN EXECUTORY
                         CONTRACTS AND UNEXPIRED LEASES
                         ------------------------------

     This matter having come before the Court on the motion, dated February 26, 2002 (the "Sale Motion") of Mooney Aircraft Corporation (the "Debtor"), for entry of an order under 11 U.S.C.ss.ss.105(a), 363, 365 and 1146(c) and Fed. R. Bankr. P. 2002, 6004, 6006 and 9014 (the "Sale Order") authorizing (i) the Debtor's sale (the "Sale") of certain of Debtor's assets as set forth in that certain Asset Purchase Agreement between the parties (the "Assets"), free and clear of all mortgages, licenses, security interests, pledges, liens, charges, claims, judgments, options, rights, voting or other restrictions, rights-of-way, covenants, conditions, easements, encroachments, restrictions, other third-party rights or title defects or encumbrances of any nature whatsoever, whether legal or equitable in nature, whether contractual, statutory or common law in origin, including any interest in property (collectively, the "Interests"), (except those expressly assumed, pursuant to the asset purchase agreement (the "Asset Purchase Agreement")), between Debtor and Advanced Aerodynamics & Structure, Inc. ("Purchaser"), (ii) the Debtor's assumption and



                                                         A TRUE COPY, I CERTIFY
                                      -1-
                                                         /S/ Nedra M. Rogers
                                                         -----------------------
                                                         DEPUTY CLERK

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assignment to Purchaser of certain executory contracts and unexpired leases, pursuant to the Asset Purchase Agreement, free and clear of all Interests, and
(iii) the assumption by Purchaser of certain liabilities of Debtor pursuant to the Asset Purchase Agreement; and the Court having entered an order on March 4, 2002 (the "Sale Procedures Order") approving (i) the sale procedures, (ii) the proposed bidding protections and (iii) the form and manner of notice of the Auction and the Sale Hearing (as defined below); and as described in the record of the Sale Hearing, Purchaser will receive and assume the Assets and the Assumed Liabilities described herein, as having submitted a Qualified Bid, pursuant to the Sale Procedures Order; and an Auction having been held on March 18, 2002; and Purchaser having been determined by Debtor to have submitted the highest and best bid at the Auction based upon, among other things, the representations made by Purchaser at the Auction; and hearing on the Sale Motion having been held on March 18, 2002 (collectively, the "Sale Hearing Date"); and all interested parties having been afforded an opportunity to be heard with respect to the Sale Motion; and the Court having reviewed and considered (i) the Sale Motion, (ii) any objections thereto, and (iii) the arguments of counsel made, and the evidence proffered or adduced, at the Sale Hearing; and it appearing that the relief requested in the Sale Motion is in the best interests of Debtor, its estate and creditors and other parties in interest; and upon the record of the Sale Hearing, and after due deliberation thereon; and good cause appearing therefor, it is hereby

FOUND AND DETERMINED THAT:/1/

     1. The Court has jurisdiction over the Sale Motion pursuant to 28 U.S.C.ss.ss.157

--------------------------------------------------------------------------------

/1/findings of fact shall be construed as conclusions of law and conclusions of law shall be contrued as findings of fact where appropriate. Fed. R. Bankr.
   P. 7052.

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and 1334, and this matter is a core proceeding pursuant to 28 U.S.C.ss.157(b)
(2) (A). Venue of this case and the Sale Motion in this district is proper under 28 U.S.C.ss.ss.1408 and 1409.

     2. The statutory predicates for the relief sought in the Sale Motion are Sections 105(a), 363(b), (f), (m), and (n), 365, and 1146(c) of the Bankruptcy Code and Federal Rules of Bankruptcy Procedure 2002, 6004, 6006, 9014 and 9019.

     3. (i) Proper, timely, adequate and sufficient notice of the Sale Motion, the Auction, the Sale Hearing, the Sale, and the assumption and assignment to Purchaser of the "Assumed Contracts" and the "Assumed Leases" (as each of those terms is defined in the Asset Purchase Agreement, and which are collectively defined herein to be the "Assumed Contracts") has been provided in accordance with 11 U.S.C.ss.ss.102(1), 363 and 365 and Fed. R. Bankr. P. 2002, 6004, 6006,
9014 and 9019 and in compliance with the Sale Procedures Order; (ii) such notice was good and sufficient, and appropriate under the particular circumstances; and
(iii) no other or further notice of the Sale Motion, the Auction or the Sale Hearing, or the assumption and assignment of the Assumed Contracts is or shall be required.

     4. As demonstrated by (i) the testimony and other evidence proffered or adduced at the Sale Hearing; and (ii) the representations of counsel made on the record at the Sale Hearing, Debtor has marketed the Assets and conducted the sale process in compliance with the Sale Procedures Order.


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     5. Debtor (i) has full corporate power and authority to execute the Asset
Purchase Agreement and all other documents contemplated thereby and as otherwise reasonably required to implement the transaction, and the sale of the Assets by Debtor has been duly and validly authorized by all necessary corporate action of Debtor, (ii) has all of the corporate power and authority necessary to consummate the transactions contemplated by the Asset Purchase Agreement, (iii) have taken all corporate action necessary to authorize and approve the Asset Purchase Agreement and the consummation by such Debtor of the transactions contemplated thereby. No further or other consents or approvals are required for Debtor to consummate all such transactions.

     6. Approval of the Asset Purchase Agreement and consummation of the Sale at this time are in the best interests of Debtor, its creditors, its estate and other parties in interest.

     7. Debtor has demonstrated both (i) good, sufficient and sound business purpose and justification; and (ii) compelling circumstances for the Sale pursuant to 11 U.S.C. ss. 363(b) prior to, and outside of, a plan of reorganization in that, among other things:

     (a) Under the circumstances, Purchaser is only willing to proceed to acquire the Assets if the Sale can be consummated quickly.

     (b) Debtor diligently and in good faith marketed the Assets to secure the highest and best offer therefor by, among other things, mailing the Notice of Auction and Sale Hearing, the Sale Motion and a draft of this Sale Order to each of the entities that had previously expressed an

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          interest in the Debtor's Assets. In addition, beginning on March 18,
          2002 at approximately 2:00 o'clock p.m., Debtor conducted an Auction pursuant to the Sale Procedures Order.

     (c) A sale of the Assets at this time to Purchaser pursuant to 11 U.S.C. ss. 363(b) is the only viable alternative to preserve the enterprise value of the Assets, and maximize Debtor's estate for the benefit of all constituencies. Delaying the Sale of the Assets undoubtedly will result in a loss of value of the Assets. Further, any delay of the Sale of the Assets may result in Purchaser's termination of the Asset Purchase Agreement and result in an alternative outcome that will achieve far less value for creditors.

     (d) The Sale has the support of the Committee of Unsecured Creditors whose counsel has been involved in direct negotiations regarding the terms of the Auction, the Sales Procedure Order, and the Asset Purchase Agreement, in addition to such efforts by the Debtor and its counsel.

     8. A reasonable opportunity to object or be heard with respect to the Sale Motion and the relief requested therein has been afforded to all interested persons and entities, including: (i) the United States Trustee for the Western District of Texas; (ii) counsel to the Committee; (iii) all entities known to have expressed an interest in a transaction with respect to the Assets since August 8, 2001; (iv) all entities known to have an Interest in the Assets; (v) all federal, state, and local regulatory or taxing authorities or

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recording offices which have a known interest in the relief requested by the
Sale Motion; (vi) all parties to the Assumed Contracts; and (vii) the parties listed on Debtor's Master Service List.

     9. The Sale and the Asset Purchase Agreement, together with the negotiation concerning the terms of the Sale Procedures Order and the conduct of the Auction have been negotiated, proposed, implemented and entered into by the Debtor and Purchaser without collusion, in good faith, and from arm's-length bargaining positions. Neither Debtor nor Purchaser, nor any other person or entity affiliated therewith, have engaged in any conduct that would cause or permit the Asset Purchase Agreement to be avoided under 11 U.S.C. ss. 363(n).

     10. Purchaser is a good faith purchaser under 11 U.S.C.ss.363(m) and, as such, Purchaser is entitled to all of the protections afforded thereby. Purchaser will be acting in good faith within the meaning of 11 U.S.C.ss. 363(m) in closing the transactions contemplated by the Asset Purchase Agreement and at all times after the entry of this Sale Order.

     11. The consideration provided by Purchaser for the Assets pursuant to the Asset Purchase Agreement (i) is fair and reasonable, (ii) is the highest and best offer for the Assets, (iii) will provide a greater recovery for Debtor's creditors and other interested parties than would be provided by any other practical available alternative, and (iv) constitutes reasonably equivalent value and fair consideration under the Bankruptcy Code.

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     12. The Sale must be approved and consummated promptly in order to preserve the value of the Assets.

     13. The transfer of the Assets to Purchaser will be a legal, valid and effective transfer of the Assets, and will vest Purchaser with all right, title and interest of the Debtor to the Assets free and clear of all interests, with the exception of liens and security interests asserted by Textron Financial Corporation ("Textron"), as more specifically set forth herein, including any taxes arising under or out of, in connection with, or in any way relating to the operation of the Debtor's business prior to the date (the "Closing Date") of the consummation of the Asset Purchase Agreement (the "Closing").

     14. Purchaser would not have entered into the Asset Purchase Agreement and would not consummate the transactions contemplated thereby, if the sale of the Assets to Purchaser were not free and clear of all Interests of any kind or nature whatsoever and if the assignment of the Assumed Contracts could not be made under Section 365 of the Bankruptcy Code.

     15. Debtor may sell the Assets free and clear of all Interests of any kind or nature whatsoever because, in each case, one or more of the standards set forth in 11 U.S.C. ss. 363(f)(l)-(5) has been satisfied. Those (i) holders of Interests; and (ii) non-debtor parties to Assumed Contracts who did not object, or who withdrew their objections, to the Sale or the Sale Motion are deemed to have consented pursuant to 11 U.S.C. ss. 363(f)(2). Those (i) holders of Interests and (ii) non-debtor parties to Assumed Contracts who did object are adequately protected by having their Interests, if any, attach to the proceeds of

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the Sale ultimately attributable to the property against or in which they claim or may claim an Interest.

     16. The Sale is a sale in contemplation of a plan and, accordingly, a transfer pursuant to 11 U.S.C.ss. 1146(c), which shall not be under any law imposing a stamp tax or similar tax.

     17. Debtor has demonstrated that it is an exercise of their sound business judgment to assume and assign the Assumed Contracts to Purchaser, and the assumption and assignment of the Assumed Contracts is in the best interests of the Debtor, their estates, and their creditors. The Assumed Contracts being assigned to, and the liabilities being assumed by Purchaser, are an integral part of the Assets being purchased by Purchaser and, accordingly, such assumption and assignment of Assumed Contracts and the Assumed Liabilities are reasonable, enhance the value of the Debtor's estate, and do not constitute unfair discrimination.

     18. Debtor and Purchaser (i) have provided adequate assurance of Purchaser's future performance of and under the Assumed Contracts, within the meaning of 11 U.S.C. ss. 365(b)(l)(C) and 365(f)(2)(B); (ii) will cure, or have provided adequate assurance of cure, of any default existing prior closing under any of the Assumed Contracts, within the meaning of 11 U.S.C. ss. 365(b)(l)(A), and (iii) will provide compensation or adequate assurance of compensation to any party for any actual pecuniary loss to such party, including any taxing authority asserting tax liens allegedly arising under any executory contract or lease resulting from a default prior to the date

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hereof under any of the Assumed Contracts, within the meaning of 11
U.S.C.ss.365(b) (l) (B).

     NOW THEREFORE, IT IS HEREBY ORDERED, ADJUDGED, AND DECREED THAT:

     1. The Sale Motion is granted, as further described herein.

     2. The terms under which the Auction was conducted and the Sale approved are and have been in all respects (i) conducted on due and proper notice, (ii) under procedures that were fair and proper, and (iii) are otherwise approved.

     3. All objections to the Sale Motion or the relief requested therein that have not been withdrawn, waived, or settled, and all reservations of rights included therein, hereby are overruled on the merits.

     4. The Asset Purchase Agreement, in the form attached hereto as Exhibit A, and all of the terms and conditions thereof, is hereby approved.

     5. Pursuant to 11 U.S.C.ss. 363(b), Debtor is authorized and directed to consummate the Sale, pursuant to and in accordance with the terms and conditions of the Asset Purchase Agreement.

     6. Debtor is authorized and directed to execute and deliver, and is empowered to perform under, consummate and implement, the Asset Purchase Agreement, together with all additional instruments and documents that may be reasonably necessary or desirable to implement the Asset Purchase Agreement, and to

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take all further actions as may be requested by Purchaser for the purpose of assigning, transferring, granting, conveying and conferring to Purchaser or reducing to possession, the Assets, or as may be necessary or appropriate to the performance of the obligations as contemplated by the Asset Purchase Agreement.

     7. Except as provided for in the Asset Purchase Agreement or this Sale Order, pursuant to 11 U.S.C. ss.ss. 105(a) and 363(f), the Assets shall be transferred to Purchaser, and as of the Closing Date, shall be free and clear of all Interests of any kind or nature whatsoever (with the exception of liens and security interests asserted by Textron as more specifically set forth in Paragraph 10 below), with all such Interests of any kind or nature whatsoever to attach to the net proceeds of the Sale, with the same validity, force and effect which they now have as against the Assets, subject to any claims and defenses Debtor may possess with respect thereto.

     8. Except as provided for in the Asset Purchase Agreement or this Sale Order, all persons and entities, including, but not limited to, governmental, tax, and regulatory authorities, lenders, trade and other creditors, holding Interests of any kind or nature whatsoever against or in Debtor or the Assets (whether legal or equitable, secured or unsecured, matured or unmatured, contingent or non-contingent, liquidated or unliquidated, senior or subordinated), arising under or out of, in connection with, or in any way relating to, Debtor, the Assets, the operation of the Debtor's business prior to the Closing Date, or the transfer of the Assets to Purchaser, hereby are forever barred, estopped, and permanently enjoined from asserting against Purchaser, its successors or assigns, its property, or the Assets, such persons' or entities' Interests, with the exception

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of the claims and causes of action asserted by Textron in Adversary Proceeding
No. 01-5156-K pending in this Chapter 11 case (the "Textron Proceeding), with all such claims and causes of action of Textron (and any defenses of defendants thereto) being specifically preserved; provided, however, that this paragraph shall not defeat any right which a party to an Assumed Contract may have under
Section 365 of the Bankruptcy Code.

     9. Except as provided for in this Sale Order, no person or entity, including, without limitation, any federal, state or local government agency, department or instrumentality, shall assert against the Purchaser or its successors-in-interest, any liabilities which in any manner arise from or otherwise relate to the Assets, the Seller's operations, or any duties, obligations or other act or omission relating to the conduct of the Seller, including without limitation, Claims (as defined by 11 U.S.C. ss. 101(5)), claims for legal costs and attorneys' fees, liabilities for bodily injury, personal injury and/or property damage (or the loss of use of property, whether or not such property has been physically damaged or destroyed), that arise or is/are alleged to arise out of:

     (a) Anything designed, manufactured, altered, modified, supplied and/or sold by Seller; or

     (b)  Any advisory services provided by Seller; or

     (c)  any obligation or duty owing by Seller.

          10. Textron Financial Corporation ("Textron") and Center Point School District, Kerr County, Kerrville ISD and City of Kerrville (the "Taxing Authorities") assert


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that they hold first position, valid, enforceable liens and security interests which are senior perfected liens and security interests to, and in, certain assets of Mooney Aircraft Corporation. To the extent Textron and/or the Taxing Authorities, do in fact hold first position, valid enforceable liens and security interests which are senior perfected liens and security interests, the sale of the assets to Advanced Aerodynamics & Structures, Inc., or its assignee, shall not in any way have priority over, terminate, extinguish, impair or otherwise impact the liens and security interests of Textron and Taxing Authorities.

     11. The Taxing Authorities assert they are owed certain amounts, as indicated in the Asset Purchase Agreement (the "Tax Debt"). In connection with the Sale, the Taxing Authorities have agreed to the following with respect to the Tax Debt:

     (a) The Tax Debt shall be memorialized in a promissory note (the "Tax Note") made by Purchaser to the Taxing Authorities providing for repayment as follows: (i) approximately 26% of the total Tax Debt payable on Closing Date of the Sale; (ii) payment of quarterly interest at 7% simple interest per annum for one year on the outstanding balance for one year thereafter; (iii) approximately 26% of the total Tax Debt due on the first anniversary of the Closing Date of the Sale; and (iv) the balance payable as to remaining principal and interest in equal quarterly installments thereafter until all taxes are fully paid upon the 42nd month after the Closing Date of the Sale.

     (b) The Taxing Authorities understand and agree that the obligations arising discussed herein are subject to: (i) this Order having been entered and becoming final; (ii) the Sale of the Assets to Purchaser having occurred; and
(iii) the delivery by Purchaser of the Tax Note to the Taxing Authorities together with the initial payment due thereunder

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contemporaneously with the Closing of the Sale. Upon the satisfaction of the foregoing conditions, the Debtor is and shall be deemed released from any further liability to the Taxing Authorities with respect to the Assets.

     12. Pursuant to 11 U.S.C. ss.ss. 105(a) and 365, and subject to and conditioned upon the Closing of the Sale, the Debtor's assumption and assignment to Purchaser, and Purchaser's assumption on the terms set forth in the Asset Purchase Agreement, of the Assumed Contracts is hereby approved, and the requirements of 11 U.S.C. ss.ss. 365(b)(l) and 365(f)(2) with respect thereto are hereby deemed satisfied.

     13. Debtor is hereby authorized and directed in accordance with 11 U.S.C. ss.ss. 105(a) and 365 to (a) assume and assign to Purchaser, effective upon the Closing of the Sale, the Assumed Contracts free and clear of all Interests of any kind or nature whatsoever (provided, however, that nothing herein shall defeat any right which a party to an Assumed Contract may have under Section 365 of the Bankruptcy Code), and (b) execute and deliver to Purchaser such documents or other instruments as may be necessary to assign and transfer the Assumed Contracts to Purchaser.

     14. The Assumed Contracts shall be transferred to, and remain in full force and effect for the benefit of Purchaser in accordance with their respective terms, notwithstanding any provision in any such Assumed Contracts that prohibits, restricts, or conditions such assignment or transfer and, pursuant to 11 U.S.C. ss. 365(k), the Debtor and its estate shall be relieved from any liability for any breach of any Assumed Contracts

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after such assignment to and assumption by Purchaser on the Closing Date.

     15. Notwithstanding anything to the contrary in this Sale Order, under
Section 365 of the Bankruptcy Code, Purchaser is assuming all liabilities arising post-Closing under the Assumed Contracts. In addition, all liquidated monetary defaults, claims or other obligations of Debtor arising or accruing on or before the closing date of the transactions set forth in the Asset Purchase Agreement under the Assumed Contracts and actually known to the non-debtor party to the Assumed Contract (without giving effect to any acceleration clauses or any default provisions of the kind specified in section 365(b)(2) of the Bankruptcy Code) shall be promptly cured as provided in Code section 365(b)(l) by Purchaser on behalf of the Debtor. Notwithstanding anything to the contrary in this Sale Order, all rights and remedies of any non-debtor party or Purchaser under any of the Assumed Contracts (the "Rights and Remedies") are fully preserved and shall be fully enforceable after the Closing against Purchaser or the non-debtor party.

     16. The Purchase Price provided by Purchaser for the Assets under the Asset Purchase Agreement (i) shall be deemed to constitute reasonably equivalent value and fair consideration under the Bankruptcy Code; and (ii) is fair and reasonable and the Sale may not be avoided under Section 363(n) of the Bankruptcy Code.

     17. On the Closing Date of the Sale, each of Debtor's creditors is authorized and directed to execute such documents and take all other actions as may be necessary to release its Interests in the Assets, if any, as such Interests may have been recorded or may otherwise exist.

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     18. This Sale Order shall be effective as a determination that, on the
Closing Date, all Interests of any kind or nature whatsoever existing as to Debtor or the Assets prior to the Closing have been unconditionally released, discharged and terminated (other than the Assumed Liabilities), and that the conveyances described herein have been effected.

     19. If any person or entity, with the exception of Textron, that has filed financing statements, mortgages, mechanic's liens, lis pendens or other documents or agreements evidencing Interests in Debtor or the Assets shall not have delivered to the Debtor prior to the Closing Date, in proper form for filing and executed by the appropriate parties, termination statements, instruments of satisfaction, releases of all Interests which the person or entity has with respect to Debtor or the Assets or otherwise, then Purchaser is hereby authorized to file, register, or otherwise record a certified copy of this Sale Order, which, once filed, registered or otherwise recorded, shall constitute conclusive evidence of the release of all Interests in the Assets of any kind or nature whatsoever.

     20. All entities who are presently, or on the Closing Date may be, in possession of some or all of the Assets are hereby directed to surrender possession of the Assets to Purchaser on the Closing Date.

     21. Except with respect to Textron, with respect to liens and security interests its asserts and it claims against Purchaser and/or any assignee of Purchaser with respect to the Textron Proceeding, under no other circumstances shall any holder of a liability not assumed by the Purchaser be able to commence, continue or otherwise pursue or enforce

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any remedy, claim or cause of action against Purchaser, the liabilities assumed under an Assumed Contract by Purchaser pursuant to paragraph 12 of this Sale Order.

     22. This Court retains jurisdiction to enforce and implement the terms and provisions of the Asset Purchase Agreement, all amendments thereto, any waivers and consents thereunder, and of each of the agreements executed in connection therewith in all respects, including, but not limited to, retaining jurisdiction to (a) resolve any disputes arising under or related to the Asset Purchase Agreement, except as otherwise provided therein, (b) interpret, implement, and enforce the provisions of this Sale Order.

     23. The transactions contemplated by the Asset Purchase Agreement are undertaken by Purchaser in good faith, as that term is used in 11 U.S.C. ss. 363(m), and accordingly, the reversal or modification on appeal of the authorization provided herein to consummate the Sale shall not affect the validity of the Sale to Purchaser, unless such authorization is duly stayed pending such appeal prior to the Closing. Purchaser is a purchaser in good faith of the Assets, and Purchaser is entitled to all of the protections afforded by 11 U.S.C. ss. 363(m).

     24. The terms and provisions of the Asset Purchase Agreement and this Sale Order shall be binding in all respects upon, and shall inure to the benefit of, the Debtor, their estates, and their creditors, Purchaser, and its respective affiliates, successors and assigns, and any affected third parties including, but not limited to, all persons asserting Interests in the Assets to be sold to Purchaser pursuant to the Asset Purchase Agreement, notwithstanding any subsequent appointment of any trustee(s) under any chapter of the Code, as to which trustee(s) such terms and provisions likewise shall be binding.

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     25. The failure specifically to include any particular provisions of the
Asset Purchase Agreement in this Sale Order shall not diminish or impair the effectiveness of such provision, it being the intent of the Court that the Asset Purchase Agreement be authorized and approved in its entirety.

     26. The Asset Purchase Agreement and any related agreements, documents or other instruments may be modified, amended or supplemented by the parties thereto, in a writing signed by both parties, and in accordance with the terms thereof, without further order of the Court, provided that any such modification, amendment or supplement does not have a material adverse effect on Debtor's estate.

     27. Notwithstanding anything to the contrary herein, Purchaser shall not be relieved from any Assumed Liabilities as defined in the Asset Purchase Agreement.

     28. Except as provided in the Asset Purchase Agreement, this Sale Order, or other order of this Court, after the Closing, Debtor and its estate shall have no further liabilities or obligations with respect to the Assumed Liabilities and all holders of such claims are forever barred and estopped from asserting such claims against Debtor, their successors or assigns, their property or the Assets.

     29. Following the Closing, Purchaser shall be required to comply with all applicable law, including but not limited to, local, state and federal rules, regulations, statutes, and permits pertaining to environmental regulations with respect to the Assets.

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     30. As provided by Federal Rules of Bankruptcy Procedure 6004(g) and
6006(d), this Sale Order shall not be stayed for 10 days after the entry of the Sale Order and shall be effective and enforceable immediately upon entry of this Order.

     31. The provisions of this Sale Order are non-severable and mutually dependent.

          SIGNED this 18 day of March, 2002.
                      --

                         /s/ Ronald B. King
                         -------------------------------------------------------
                         RONALD B. KING,
                         UNITED STATES BANKRUPTCY JUDGE

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ACCEPTED AS TO FORM AND CONTENT:


PURCHASER'S COUNSEL:


-----------------------------------


SELLER'S COUNSEL:


-----------------------------------


COUNSEL FOR COMMITTEE OF
UNSECURED CREDITORS:


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